(a)(1)(G)
PRESS RELEASE
COGNEX CORPORATION

FOR IMMEDIATE RELEASE
INVESTOR CONTACT:	BUSINESS PRESS:
Susan Conway	Robin Pratt
Director of Investor Relations	Senior Manager, Corporate Communications
Cognex Corporation	Cognex Corporation
Phone: (508) 650-3353	Phone: (858) 350-5065
Email: susan.conway@cognex.com	Email: robin.pratt@cognex.com
COGNEX CORPORATION ANNOUNCES CASH TENDER OFFER
FOR CERTAIN UNDERWATER STOCK OPTIONS
NATICK, MA, November 16, 2009 — Cognex Corporation (NASDAQ: CGNX) today announced a cash tender offer for certain “underwater” stock options. The offer commenced today and will expire, unless otherwise extended by Cognex, at 5:00 p.m. eastern time on December 15, 2009.
The tender offer applies to all outstanding stock options held by eligible employees, officers and directors of Cognex having an exercise price equal to or greater than $23.00 per share, which is $5.13 or 29% above the 52-week high sale price of Cognex common stock preceding the start of the offer. As of today, there are 5,253,307 eligible options. If all of these options are tendered and accepted, the number of outstanding Cognex stock options would decrease by 54%.
“Our philosophy has always been to provide our employees with a level of cash compensation (salary plus bonus) that is somewhat lower than what other companies provide for high quality employees. Instead, we put more of the value of our compensation packages in the form of stock options, which we believe closely links the interests of our employees, officers and directors with those of our shareholders,” said Dr. Robert J. Shillman, the Chairman and Chief Executive Officer of Cognex. “By keeping salaries relatively low, we have kept a tight rein on our operating costs, but to make up for that, we have been rather generous with our stock options which, in the past, provided a sizeable upside to our employees during growth cycles in our business.”
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Cognex Announces Cash Tender Offer for Underwater Stock Options, page 2
“However, due to a number of factors in recent years having nothing to do with the efforts of our employees and directors, such as the recent precipitous downturn in the economy, the vast majority of our outstanding options are significantly “underwater” and have virtually no incentive or retention value,” Dr. Shillman continued. “We believe that providing this opportunity is consistent with the original intention of the stock option awards, which was to attract and retain smart, highly-educated employees and motivate them to work hard for the success of our company. In addition, this program could also significantly reduce the number of options outstanding.”
If all eligible options are tendered and accepted, the total cash paid by Cognex for these options will be approximately $9,600,000. Cognex expects to make the payment from available cash on hand.
Cognex will incur a pre-tax charge of up to approximately $900,000 upon the closing of the offer if all eligible options are tendered and accepted. This charge is primarily for the acceleration of the remaining unamortized stock-based compensation expense associated with the unvested portions of the eligible options.
This press release is for informational purposes only, and is not an offer to tender or the solicitation of an offer to tender any stock options for a cash payment. Cognex has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission that includes copies of the related offering materials. These documents are available at no charge on the SEC’s website at www.sec.gov, as well as Cognex’s website. Each holder of eligible options should carefully read the tender offer materials, as they contain important information, including the various terms and conditions of the tender offer. Neither Cognex management nor its Board of Directors makes any recommendation in connection with the tender offer.
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Cognex Announces Cash Tender Offer for Underwater Stock Options, page 3
About Cognex Corporation
Cognex Corporation designs, develops, manufactures, and markets machine vision sensors and systems, or devices that can “see.” Cognex vision sensors are used in factories around the world to automate the manufacture of a wide range of items and to assure their quality. Cognex is the world’s leader in the machine vision industry, having shipped more than 500,000 machine vision systems, representing over $2.5 billion in cumulative revenue, since the company’s founding in 1981. In addition to its corporate headquarters in Natick, Massachusetts, Cognex also has regional offices and distributors located throughout North America, Japan, Europe, Asia, and Latin America. Visit Cognex on-line at http://www.cognex.com/.
Forward-Looking Statements
Certain statements made in this press release, which do not relate solely to historical matters, are forward-looking statements. These statements can be identified by use of the words “expects,” “anticipates,” ”estimates,” “believes,” “projects,” “intends,” “plans,” “will,” “may,” “shall,” “could,” and similar words. These forward-looking statements, which include statements regarding the effects of the Company’s cash tender offer, involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: (1) current and future conditions in the global economy; (2) the cyclicality of the semiconductor and electronics industries; (3) the inability to achieve significant international revenue; (4) fluctuations in foreign currency exchange rates; (5) the loss of a large customer; (6) the reliance upon key suppliers to manufacture and deliver critical components for Cognex products; (7) the inability to attract and retain skilled employees; (8) the inability to design and manufacture high-quality products; (9) the technological obsolescence of current products and the inability to develop new products; (10) the failure to effectively manage product transitions or accurately forecast customer demand; (11) the failure to properly manage the distribution of products and services; (12) the inability to protect Cognex proprietary technology and intellectual property; (13) Cognex’s involvement in time-consuming and costly litigation; (14) the impact of competitive pressures; (15) the challenges in integrating and achieving expected results from acquired businesses; (16) potential impairment charges with respect to Cognex’s investments or for acquired intangible assets or goodwill; (17) potential disruption to Cognex’s business from its restructuring programs; (18) exposure to additional tax liabilities; and (19) the other risks detailed in Cognex reports filed with the SEC, including its Form 10-K for the fiscal year 2008 and subsequent reports on Form 10-Q. You should not place undue reliance upon any such forward-looking statements, which speak only as of the date made. Cognex disclaims any obligation to update forward-looking statements after the date of such statements.
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